October 2, 2006

Via EDGAR Submission, U.S. mail and facsimile

Mr. Michael Moran

Mr. Scott Stringer

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Cost Plus, Inc.

Form 10-K for the calendar year ended January 28, 2006

Filed April 13, 2006

File No. 000-14970

Dear Mr. Moran and Mr. Stringer

This letter documents our discussion on September 22, 2006 regarding the comments raised in your letter dated September 19, 2006 related to your review of the above referenced Company filing. We have repeated your comments 1 through 10 below and have responded following each comment with a summary of our discussion and additional information as requested. We believe that the items addressed in this letter are immaterial both individually and in the aggregate and that our filing and the disclosures made therein meet the requirements of generally accepted accounting principles in the United States of America. Please contact me at the number at the end of this letter with any further questions you may have.

Selling, General and Administrative, page 17

1.	We note your response to our prior comment No. 2 of our letter dated June 23, 2000. We do not understand why you quantify the combined impact from the departure of your CEO and the store closings. Please tell us how these two events are related or why it is not possible to disclose the impact of each event separately.

The charge related to the departure of our former CEO was approximately $2.4 million, and the charge related to the store closings was approximately $900k. The financial impact of the events was combined due to the immateriality of the individual events rather than the events being related. We will separately quantify any events discussed in future filings.

2.	We note your response to our prior comment No. 2 of our letter dated June 23, 2006. Please quantify the costs related to the launch of the online store.

The costs related to the launch of our online store were approximately $700k.

3.	We note your response to our prior comment No. 2 of our letter dated June 23, 2006. Please provide a more robust discussion as to the types of costs associated with the start up of new stores. Also, please discuss whether these costs are expected to recur in the future.

As we discussed, costs associated with the start-up of new stores are included in store preopening expenses, which is a separate line item on our statement of operations. The new store costs being discussed are incremental SG&A expenses associated with operating additional stores relative to the same period in the prior year. We will clarify our discussion in future filings.

Critical Accounting Policies, page 23

As we discussed, the policies discussed in the critical accounting policies section of our filings are intended to provide readers with information we feel is relevant and consistent with what others in our industry discuss as well in response to past comments from SEC staff. Many of the amounts related to our critical policies are immaterial. We will reevaluate the content of our critical accounting policies section in future filings and make changes as appropriate.

4.	We note your response to our prior comment No. 4 of our letter dated June 23, 2006. Please disclose in more detail how you determine the likelihood of redemption of your gift cards is remote. It would appear that this requires subjective analysis by management that could have a material impact on your results of operations. Further, please disclose the amount of revenue that you have recorded as a result of gift card breakage and any changes in revenue from period to period as a result of changes in your estimates as to when redemption is remote.

We have concluded that the likelihood of redemption after approximately two years is remote based on a detailed review of historical redemption activity. As we discussed, the amount of income related to breakage is immaterial and was less than $1 million in each of the periods presented.

5.	We note your response to our prior comment No. 4 of our letter dated June 23, 2006. We note that you identify the recognition of shipping and handling fees as a significant accounting policy. We also note that EITF 00-10 permits you to record associated costs either as part of cost of sales or selling and administrative costs. As this decision requires your judgment and could require you to disclose the amount of the associated costs, please review your disclosure to state where you include the associated costs in your statement of operations.

The costs associated with shipping revenue are included in cost of sales and amounted to approximately $275k in fiscal 2005. We did not have similar costs in prior years as the majority of such costs relate to online sales, which did not commence until the fourth quarter of fiscal 2005.

6.	We note your response to our prior comment No. 4 of our letter dated June 23, 2006. You identify inventory as an area requiring significant accounting policies and estimates. Specifically you note the importance of the use of markdowns and the judgment involved in markdowns. Please disclose the amount of markdowns taken each period and the reasons for significant changes from period to period.

As we discussed, we will clarify this policy in future filings. As we also discussed, we will not disclose the amount of markdowns taken in the ordinary course of business. However, we will discuss any unusual markdowns that have a significant impact on our financial results, which was the case in the second quarter of fiscal 2006 and is discussed in our quarterly filing.

7.	We note your response to our prior comment No. 4 of our letter dated June 23, 2006. Regarding insurance and benefits, please disclose the dollar amount of per occurrence and aggregate loss limits. Disclose the reserves accrued at the end of each period as well as significant changes from period to period. Discuss the reasons for significant changes from period to period. We note your response to comment No. 5. Please explain to us in more detail how you determined that the amounts involved are not material. Given you assertion that the amounts are not material, please held us understand why you have included this matter in your discussion of “critical” accounting policies and managements estimates.

As we discussed, the information requested regarding loss limits is included in Note 1, and we will remove this item from our discussion of critical accounting policies in future filings.

8.	We note your response to our prior comment No. 4 of our letter dated June 23, 2006. You should enhance your discussion of income taxes to highlight the fact that you currently do not have a valuation allowance for your tax assets. Similarly, you should disclose any reserves for which you have recorded significant settlements.

We will reevaluate whether to keep this policy in our discussion of critical accounting policies. We noted that the requested information is included in Note 6, and we agreed to include the requested discussion in the event that we determine this policy should remain in our discussion of critical accounting policies.

9.	We note your response to our prior comment No. 7 of our letter dated June 23, 2006. Please explain to us why you believe that reduction (i.e. netting) of an expense line item is preferable to including the income with sales or as a part of a line item that includes solely other income items.

We will clarify that income from gift card breakage is included as a reduction of selling, general and administrative expenses due to the immateriality of the amount. We will include other income as a separate line item if the amounts become significant in future filings.

10.	We note your response to our prior comment No. 11 of our letter dated June 23, 2006. Please tell us what are the amounts you have recorded as reserves against inventory, sales and receivables and more fully explain how you determined that these amounts are immaterial.

As we discussed, we evaluated these items both qualitatively and quantitatively in accordance with SAB 99. The reserve against inventory primarily relates to estimated inventory shrinkage and was approximately $5.0 million at the end of fiscal 2005 and $3.1 million at the end of fiscal 2004. The fluctuation was the result of the timing of physical inventories relative to sales rather than by a change in our shrink rate, which was consistent in both years. Amounts related to our allowance for sales returns are approximately $300k and have been included in our critical accounting policies and in Note 1 in response to a previous comment from the SEC. Our receivables primarily consist of receivables from credit card transactions, which settle in a few days. Thus, there is no reserve against receivables as any amount not received is adjusted in the period of sale. We do not reserve for credit card chargebacks, which are immaterial and recorded in the period received. Total chargebacks were approximately $115k in fiscal 2005 and $111k in fiscal 2004.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 808-9119 with any follow up questions you may have.

Regards,

/s/ Thomas Willardson
Thomas Willardson
CFO